Dodge & Cox  /  Investment Managers  /  San Francisco
Foreign Currency Hedging Policy
December 31, 2007
The Dodge & Cox International Stock Fund (ISF) invests primarily in securities of foreign companies. A decline in the value of foreign currencies relative to the US-Dollar would reduce the un-hedged value of securities in those currencies.
What We Can Do:
•
The Prospectus allows the ISF to use currency forward
and futures contracts to manage currency exposure.
• The ISF will only enter into currency forward or futures
contracts for hedging and not for purposes of speculation.
• IIPC periodically evaluates whether hedging foreign
currency exposure is in the best interest of the long-term
shareholders.
Instruments
• Forward currency contracts are agreements to buy or sell a currency at a specified price set at the time of the contract.
• Futures currency contracts are bilateral agreements pursuant to which one party agrees to make, and the other agrees to accept, delivery of a specified currency at a specified future time and at a specified price. Although some futures contracts by their terms call for actual delivery or acceptance of currency, in many cases the contracts are settled with a cash payment without the making or taking of delivery of the specified currency.
*Please note, the risks, including counterparty and adverse currency movement risks, associated with investing in forward currency and futures currency contracts are described in the Fund’s Prospectus.
What We Have Done:
• To settle purchases or sales in the Fund, the ISF has used currency forward contracts to “lock-in” the US-Dollar
price of a security.
• Recently, the IIPC, with approval of the Board,
entered into forward contracts to hedge a portion of the
Fund’s Euro and British Pound exposure.
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but
Dodge & Cox makes no representations as to the completeness or accuracy of such information. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus
carefully before investing.

TRADE-WEIGHTED DOLLAR
(weekly, Jan 1973=100)
Major Currencies*
9/7
yardeni.com
160
140
120
100
80
60
73 75 77 79 81 83 85 87 89 91 93 95 97 99 01 03 05 07 09

* Includes Euro Area, Canada, Japan, Mexico, United Kingdom, Switzerland, Australia and Sweden. Euro Area includes Germany, France, Italy, Netherlands, Belgium/Luxembourg, Ireland, Spain, Austria, Finland, Portugal and Greece.

Dodge & Cox  /  Investment Managers  /  San Francisco
The U.S. Dollar is Weak Against the Euro (€) and Pound (£)
December 31, 2007
ISF Launched ISF Launched
• Currency was a headwind to MSCI EAFE USD returns
from 1996 to 2001, and a tailwind thereafter because the
dollar weakened.
• Over the last 11 years, the MSCI EAFE has returned 4-
6% in local currency terms.
Euro
British Pound
• Looking at measures of purchasing power parity (PPP),
the Euro and GBP are near the extremes of their historical
valuation bands against the USD.
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
MSCI EAFE MSCI EAFE Dodge & Cox ISF
Return 1996-2001 4/30/01-12/31/07 4/30/01-12/31/07
Local 6% 4% 9%
FX -5% 5% 6%
USD 1% 10% 16%
Source:
Source: Deutsche Bank
= Historical Min/Max        = Current Rate
11/29: 1.48,
+29%
Mar. 85: 0.66
-36%
Jan. 80: 1.50,
+34%
0.6
0.8
1.0
1.2
1.4
1.6
73 77 81 85 89 93 97 01 05
0.6
0.8
1.0
1.2
1.4
1.6
PPP USD/EUR
USD/EUR
20 % Band
11/29: 2.06,
+36%
Feb. 85: 1.09,
-37%
1.00
1.50
2.00
2.50
3.00
3.50
73 77 81 85 89 93 97 01 05
1.00
1.50
2.00
2.50
3.00
3.50
PPP USD/GBP
USD/GBP
20% Band

Dodge & Cox  /  Investment Managers  /  San Francisco
Financial Services: Weights by Region- ISF vs. MSCI EAFE
as of December 31, 2007
Opportunities:
Strong global growth and increased access to financial products have underpinned a substantial increase in global indebtedness and in financial sector earnings
Japanese Financials have weathered a very difficult decade. The next 3-5 years could be better.
Opportunity for long-term earnings growth as developing world consumers become wealthier and increase their consumption of financial products and services.
Concerns:
Asset quality deterioration if economies or markets weaken
Declining margins and profitability from historically high levels
Lack of transparency around exposure to Subprime markets and
CDOs
Continued M&A at relatively high valuations
Failure to properly manage credit risk
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is a broad-based, unmanaged index aggregated from 21 developed market country indices in Europe Australasia and the Far East. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information,
visit-
www.dodgeandcox.com
-or
call 800-621-3979. Please read the prospectus carefully before investing.
ISF EAFE ISF EAFE ISF EAFE ISF EAFE ISF EAFE
Banks
3.9 1.9 3.2 8.6 0.7 2.2 9.3 1.6
17.2 14.3
Capital Markets 0.0 0.6 1.8 3.5 0.0 0.5 0.7 0.0 2.5 4.7
& Other
Insurance 1.3 0.5 2.8 3.9 0.0 0.5 0.0 0.0 4.0 4.9
Real Estate
0.0 0.7 0.0 0.6 1.0 1.7 0.0 0.0
1.0 3.0
Total 5.2 3.6 7.8 16.7 1.7 4.9 10.0 1.6 24.7 26.9
Selected Overweights
Selected Underweights
Source: Dodge & Cox; MSCI
*HSBC Holdings and Standard Chartered were included in Emerging Markets due to their significant exposure to this region.
Emerging Markets* Total Japan Europe / UK Other Developed

Dodge & Cox  /  Investment Managers  /  San Francisco
Financial Services: Weights by Region- ISF vs. MSCI ACWI ex US
as of December 31, 2007
Opportunities:
Strong global growth and increased access to financial products have underpinned a substantial increase in global indebtedness and in financial sector earnings
Japanese Financials have weathered a very difficult decade. The next 3-5 years could be better.
Opportunity for long-term earnings growth as developing world consumers become wealthier and increase their consumption of financial products and services.
Concerns:
Asset quality deterioration if economies or markets weaken
Declining margins and profitability from historically high levels
Lack of transparency around exposure to Subprime markets and
CDOs
Continued M&A at relatively high valuations
Failure to properly manage credit risk
The above information is not a complete analysis of every material fact concerning any market, industry or investment. Data has been obtained from sources considered reliable, but Dodge & Cox makes no representations as to the completeness or accuracy of such information. The Morgan Stanley Capital International All-Country World excluding United States Index (MSCI ACWI ex US) is a broad-based, unmanaged index aggregated from 47 developed and emerging market country indices. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.
ISF ACWI ISF ACWI ISF ACWI ISF ACWI ISF ACWI
Banks
3.9 1.4 3.2 6.4 0.7 2.7 9.3 3.9
17.2 14.5
Capital Markets 0.0 0.5 1.8 2.6 0.0 0.5 0.7 0.6 2.5 4.2
& Other
Insurance 1.3 0.3 2.8 2.9 0.0 1.1 0.0 0.5 4.0 4.8
Real Estate
0.0 0.5 0.0 0.5 1.0 1.4 0.0 0.3
1.0 2.7
Total 5.2 2.7 7.8 12.5 1.7 5.7 10.0 5.4 24.7 26.2
Selected Overweights
Selected Underweights
Source: Dodge & Cox; MSCI
*HSBC Holdings and Standard Chartered were included in Emerging Markets due to their significant exposure to this region.
Emerging Markets* Total Japan Europe / UK Other Developed